December 8, 2025

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Blink Charging Co.
Registration Statement on Form S-1 (Registration No. 333-291943) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC and Roth Capital Partners, LLC (the “Placement Agents”), jointly acting as placement agents on a best-efforts basis in an offering pursuant to the registration statement on Form S-1 (333-291943) (the “Registration Statement”), hereby concur in the request by Blink Charging Co. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. Eastern Time on Wednesday, December 10, 2025, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. The Placement Agents affirm that they are aware of their obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking